Filed Pursuant to Rule 433

Registration No. 333-233483

May 19, 2020

Depositary Shares, Each Representing a 1/1,000th Interest in a

Share of Series O Non-Cumulative Perpetual Preferred Stock

Term Sheet

May 19, 2020

Issuer:	Truist Financial Corporation (Ticker: TFC)

Security:	Depositary shares, each representing a 1/1,000th interest in a share of Series O Non-Cumulative Perpetual Preferred Stock (the “Preferred Stock”)

Size:	$500,000,000 (20,000,000 depositary shares)

Option to Purchase Additional Depositary Shares:	$75,000,000 (3,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa2 (stable) / BBB- (stable) / BBB (negative) / BBBH (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference of Preferred Stock:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.25%

Dividend Payment Dates:	The 1st day of March, June, September and December of each year, commencing on September 1, 2020 (long first dividend period).

Optional Redemption:	The Preferred Stock is perpetual and has no maturity date.

On June 1, 2025, or on any Dividend Payment Date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

In addition, the Preferred Stock may be redeemed at any time at the Issuer’s option, in whole, but not in part, within 90 days following a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Neither holders of Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the depositary shares or the Preferred Stock.

Redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval from Board of Governors of the Federal Reserve (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve specifically applicable to the redemption of the Preferred Stock.

Trade Date:	May 19, 2020

Settlement Date / Date of Original Issuance:	May 27, 2020 (T+5)

Public Offering Price:	$25.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$485,415,837.50

Listing:	The Issuer intends to apply to list the depositary shares on the New York Stock Exchange under the symbol “TFC.PO.”

Joint Book-Running Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc.

CUSIP/ISIN:	89832Q 745 / US89832Q7455

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the securities to purchasers on or about May 27, 2020, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement, including a prospectus, with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at 1-844-499-2713, BofA Securities, Inc. toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC 1-800-645-3751.

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